Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of FTD Group, Inc. for the registration of 15,562,695 shares of common stock and to the incorporation by reference therein of our reports dated September 8, 2006, with respect to the consolidated financial statements and schedules of FTD Group, Inc., FTD Group, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of FTD Group, Inc., included in its Annual Report (Form 10-K) for the year ended June 30, 2006 filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Chicago, Illinois
October 13, 2006